UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CDK GLOBAL, INC.

(Name of Subject Company (Issuer))

CENTRAL MERGER SUB INC.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

CENTRAL PARENT LLC

(Name of Filing Persons (Parent of Offeror))

BROOKFIELD CAPITAL PARTNERS VI L.P.

(Name of Filing Persons (Other))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12508E101

(Cusip Number of Class of Securities)

Dave Gregory

Doug Bayerd

Central Parent LLC

250 Vesey Street, 15th Floor

New York, New York 10281

212-417-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leonard Kreynin

Cheryl Chan

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), and Central Parent LLC, a Delaware limited liability company (“Parent”), with the U.S. Securities and Exchange Commission on April 22, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of CDK Global, Inc., a Delaware corporation (“CDK” and such shares, the “Shares”), at a price of $54.87 per Share, without interest, to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent, Purchaser and Brookfield Capital Partners VI L.P. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Amendments to the Exhibits to the Schedule TO.

The Letter of Transmittal (Exhibit(a)(1)(B)), as amended by Amendment No. 2 to the Schedule TO, is hereby amended and supplemented by replacing the second paragraph on page 4 of the Letter of Transmittal in its entirety with the following:

“Upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of any such extension or amendment), and effective upon acceptance for payment of the Shares tendered herewith and not validly withdrawn on or prior to the Offer Expiration Time (as defined in the Offer to Purchase) in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of Purchaser all right, title and interest in and to all of the Shares that are being tendered hereby (and any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after the Acceptance Time (as defined in the Offer to Purchase) (collectively, “Distributions”)) and irrevocably constitutes and appoints Purchaser the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any and all Distributions), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest in the Shares tendered by this Letter of Transmittal), to (i) deliver Certificates for such Shares (and any and all Distributions) or transfer ownership of such Shares (and any and all Distributions) on the account books maintained by The Depository Trust Company (“DTC”) or otherwise held in book-entry form, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Purchaser, (ii) present such Shares (and any and all Distributions) for transfer on the books of the Company and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any and all Distributions), all in accordance with the terms and subject to the conditions of the Offer. For the avoidance of doubt, each holder of Shares as of the record date of any regular quarterly cash dividend made by the Company after the date of the Merger Agreement will be entitled to receive cash payment for such quarterly dividend prior to the effective time of the Merger (as defined in the Offer to Purchase), whether or not such holder has previously tendered its Shares.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2022

CENTRAL MERGER SUB INC.

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

CENTRAL PARENT LLC

By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner

BROOKFIELD CAPITAL PARTNERS VI L.P. By: Brookfield Capital Partners VI GP LLC, its general partner By: Brookfield Capital Partners VI Officer GP LLC, its sole member
By:	/s/ David Gregory
Name: David Gregory
Title: Managing Partner